FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:   September 30, 1998 |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Family Golf Centers, Inc.(1)
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   (Last)            (First)            (Middle)

c/o Family Golf Centers, Inc.
225 Broadhollow Road
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                     (Street)

Melville,                 NY            11747
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   MetroGolf Incorporated (MGLF) (MGO)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   February 1998

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5. If Amendment Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] Director                             [X] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                        (over)
                            (Print or type Responses)          SEC 1473 (7-96)

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock               2/6/98      P               178,800(2)  A       $1.50       1,000 (3)           (4)           (4)
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                           2/9/98                       87,600(2)  A       $1.50
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

                                         TABLE II -- Derivative Securities Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security;
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Warrant      $1.00    (5)       (5)                     12/97    6/99     common  500,000                      D
  (right to                                                               stock,
  buy)(5)                                                                 no par
                                                                          value
                                                                          per
                                                                          share
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Convertible  $1.00    (5)       (5)                     12/97    6/99     common  500,000                      D
  Note                                                                    stock,
  (right to                                                               no par
  buy)(5)                                                                 value
                                                                          per
                                                                          share
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
Explanation of Responses:
(1) Pursuant to Instruction 5(b)(v), this Form 4 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Family Golf Centers, Inc. has been designated to make the filing of this Form 4.
(2)  Acquired through privately negotiated transactions.
(3) Pursuant to an Agreement and Plan of Merger, dated as of December 23, 1997 (the "Merger Agreement"), by and among Family Golf Acquisition, Inc. ("Purchaser"), Family Golf Centers, Inc. ("Parent") and MetroGolf Incorporated ("Issuer"), on February 24, 1998. Purchaser merged with and into Issuer in accordance with Section 7-111-104 of the Colorado Business Corporation Act (the "BCA"). In accordance with the terms of the Merger Agreement, on February 24, 1998 (i) all issued and outstanding shares of common stock of issuer not previously tendered were converted into the right to receive payment of $1.50 per share in cash, canceled and retired, (ii) each of the 1,000 issued and outstanding shares of common stock of Purchaser was converted into one share of Issuer, and (iii) each share of common stock held in the treasury of the Issuer was canceled and retired without any consideration therefore.
(4) Purchaser claims direct beneficial ownership of the Shares. Parent claims indirect beneficial ownership of the Shares through its affiliation with Purchaser.
(5) Beneficial ownership of derivative securities previously reported. Warrant has not yet been exercised and convertible note has not yet been converted.

              FAMILY GOLF CENTERS, INC.

              BY: /s/ Robert J. Krause                           3/10/98
                 -------------------------------------     --------------------
                 Name:  Robert J. Krause                          Date
                 Title: Senior Vice President
                 ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is sufficient, see Instruction 6 for procedure.

                                                                   Page 2 of 2
                                                               SEC 1474 (7-96)

                           Joint Filer Information

Name:  Family Golf Acquisition, Inc.
Address:  225 Broadhollow Road
          Melville, NY 11747

Designated Filer:  Family Golf Centers, Inc.

Period Covered By Statement:  2/1/98 - 2/28/98

Issuer and Ticker or Trading Symbol:  MetroGolf Incorporated (MGLF)

Signature:  FAMILY GOLF ACQUISITION, INC.

            By: MetroGolf Incorporated
                Its Successor In Interest


                By: /s/ Robert J. Krause
                   ------------------------------
                   Name:  Robert J. Krause
                   Title: Senior Vice President